                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1999

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              EATON CORPORATION SHARE PURCHASE AND INVESTMENT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                (Name of Plan)
                                             EATON CORPORATION SHARE
                                             PURCHASE AND INVESTMENT PLAN

         Date: June 27, 2000             By: Eaton Corporation Pension
                                             Administration Committee


                                             By: /s/ S. J. Cook
                                                 -------------------------------
                                                  (Signature)
                                                 S. J. Cook
                                                 Vice President-Human Resources
                                                 Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Eaton Corporation Share Purchase and Investment Plan
December 30, 1999 and 1998 and Year Ended December 30, 1999

                         Report of Independent Auditors


Corporate Compensation and Organization Committee of Eaton Corporation Eaton Corporation Share Purchase and Investment Plan


We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation Share Purchase and Investment Plan as of December 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 30, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 30, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Cleveland, Ohio                               /s/ Ernst & Young LLP
June 9, 2000

              Eaton Corporation Share Purchase and Investment Plan

                 Statement of Net Assets Available for Benefits


                                                                             DECEMBER 30
                                                                      1999                 1998
                                                              --------------------------------------------
ASSETS
Investments:
   At fair value:
     Eaton Corporation Common Shares                            $      540,182,986    $     575,017,393
     Mutual funds                                                      444,513,321          371,687,554
     U.S. Government securities                                         64,258,014           53,871,768
     Corporate debt instruments                                         52,529,896           84,241,102
     Participant notes receivable                                       29,615,919           25,448,042
     Short-term investments                                             37,967,724           30,229,635
   At contract value:
     Guaranteed investment contracts                                       449,619            1,743,424
                                                              --------------------------------------------
Total investments                                                    1,169,517,479        1,142,238,918

Receivables:
   Interest and dividends                                                1,849,505            1,470,913
   Accrued sales of investments                                            869,881              845,601
                                                              --------------------------------------------
Total receivables                                                        2,719,386            2,316,514
                                                              --------------------------------------------
Total assets                                                         1,172,236,865        1,144,555,432

LIABILITIES
Accrued purchases of investments                                         4,034,862            1,256,505
Notes payable                                                                    -            9,556,621
Other payables                                                               1,459               31,256
                                                              --------------------------------------------
Total liabilities                                                        4,036,321           10,844,382
                                                              --------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                               $    1,168,200,544    $   1,133,711,050
                                                              ============================================


   See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 30, 1999


Additions:
   Investment income:
     Net appreciation in fair value of investments                                 $        79,787,472
     Dividends--shares allocated to participants                                            19,543,447
     Dividends--unallocated shares                                                             190,202
     Interest                                                                               12,077,475
                                                                                  -----------------------
                                                                                           111,598,596
   Contributions:
     Employer--allocated to participants                                                    12,477,169
     Employee                                                                               74,356,981
     Rollover                                                                                4,995,174
                                                                                  -----------------------
                                                                                            91,829,324
                                                                                  -----------------------
Total additions                                                                            203,427,920

Deductions:
   Distributions to participants                                                           176,222,247
   Interest expense                                                                            206,636
                                                                                  -----------------------
Total deductions                                                                           176,428,883
                                                                                  -----------------------

Net increase                                                                                26,999,037
Net assets available for benefits
   at beginning of year                                                                  1,133,711,050
Net transfers from other plans                                                               7,490,457
                                                                                  -----------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                   $     1,168,200,544
                                                                                  =======================


See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

                          Notes to Financial Statements

                         December 30, 1999 and 1998 and
                          Year Ended December 30, 1999


A. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Eaton Corporation Share Purchase and Investment Plan (Plan) are prepared under the accrual method of accounting.

Investments are stated at fair value as measured by quoted prices in active markets, except for guaranteed investment contracts, which are recorded at contract value, and the Fidelity Contra Fund, which is stated at fair value as determined by the trustee. Contract value, which approximates fair value, represents contributions made under the contracts plus interest at the rates specified by the contracts less funds used to pay expenses of the contracts. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

The cost of shares sold for the mutual funds and the Eaton Common Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

B. DESCRIPTION OF PLAN

The Plan generally provides that an Eaton employee who is in the regular service of a class in a division or group to which Eaton Corporation (Eaton, the "Company", or the "Plan Sponsor") has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedures which follows the date an employee first incurs an hour of service.

              Eaton Corporation Share Purchase and Investment Plan

B. DESCRIPTION OF PLAN--CONTINUED

Employees may make a combination of before-tax and after-tax contributions ranging from 1 to 17% of base pay. Employee contributions up to 6% of eligible compensation are eligible for employer match. Participants may change their contributions monthly and accounts are valued daily. Eaton matches regular employee contributions as determined under a formula. This formula compares Eaton's earnings per share for the most recently reported calendar quarter with the average of Eaton's per share earnings for the previous two calendar years. If the most recently reported calendar quarter's earnings per share are identical to the two calendar year average, the Company's matching contribution will be 50% for each dollar contributed by employees. Company matching contributions will increase or decrease depending on whether the most recently reported calendar quarter's earnings per share are greater than or less than the two calendar year average, respectively. For each 2% that the most recently reported calendar quarter's earnings per share is greater than or less than the two calendar year average, 1% will be added or subtracted respectively from the standard Company matching contribution of 50%. Company matching contributions will not be less than $.25, or more than $1.00 for each dollar of regular employee contributions, except under special circumstances as defined in the Plan document. There will be an additional $.10 match with ESOP shares per dollar of before-tax and after-tax contributions, up to 17% of eligible compensation, to match contributions initially invested in the Eaton Common Shares Fund. This match is reduced to $.05 for certain highly compensated employees.

The Plan document requires that quarterly Company contributions and dividend payments allocated to employees' accounts must equal or exceed the quarterly principal payments on the notes payable (see Note E). In the event that the quarterly principal payments exceed the allocated Company matching contributions plus dividends for the quarter, a supplemental contribution equal to the difference (none in 1999) is required to be allocated to the participants' accounts. The allocation is based upon the percentage of each employee's quarterly contribution in relation to total quarterly employee contributions.

Each participant's account is credited with an allocation of the Plan's earnings based on participant account balances, as defined.

              Eaton Corporation Share Purchase and Investment Plan

B. DESCRIPTION OF PLAN--CONTINUED

Eligible employees may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance reduced by their highest outstanding loan balance during the preceding 12 months. The loans are secured by the balance in the participant's account and bear interest at a published rate, as defined. Principal and interest is paid ratably through payroll deductions.

Company contributions are provisionally allocated during the year and become non-forfeitable on the last day of each Plan year or upon other events as indicated in the Plan document.

All Company matching contributions are invested in the Eaton Common Shares Fund. Employee contributions may be invested in any of the fund options available under the Plan.

Key Trust Company of Ohio, N.A. is the Trustee of the Plan.

All costs and expenses incurred in administering the Plan are paid by the Plan unless otherwise determined by Eaton.

Eaton may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Company's Human Resources Department upon request.

              Eaton Corporation Share Purchase and Investment Plan

C. CONTRIBUTIONS

Company matching contributions were made at the following rates per dollar of regular employee contribution:

                   Period                                           Rate
----------------------------------------------                  --------------

1 month ended December 30, 1999                                      1.00
3 months ended November 30, 1999                                      .84
3 months ended August 31, 1999                                        .25
3 months ended May 31, 1999                                           .25
2 months ended February 28, 1999                                      .25

D.     INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                           DECEMBER 30
                                                    1999                 1998
                                            --------------------------------------------

Fidelity Contra Fund                          $      145,901,976   $       97,255,100
Vanguard Windsor Fund                                105,453,648          129,109,418
Vanguard Institutional Index Fund                    121,945,681           82,934,661
Eaton Common Shares                                  540,182,986*         575,017,393*

*Includes $311,818,762 and $345,494,106 classified as nonparticipant-directed at December 30, 1999 and 1998, respectively.

Participants may reallocate their accumulated contributions daily among the various funds consistent with the ratios specified in the Plan.

              Eaton Corporation Share Purchase and Investment Plan

D. INVESTMENT PROGRAMS--CONTINUED

During 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

Eaton Common Shares                                                             $       21,440,582
Mutual funds                                                                            61,776,777
Government securities                                                                   (1,925,802)
Corporate debt instruments                                                              (1,504,085)
                                                                              ----------------------

                                                                                $       79,787,472
                                                                              ======================

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                                       DECEMBER 30
                                                               1999                   1998
                                                       ---------------------------------------------
Net assets:
   Eaton Corporation Common Shares                       $     311,818,762      $     345,494,106
   Key Trust EB Money Market Fund                                3,960,792              7,332,294
   Receivables                                                      16,915                448,144
   Accrued purchases                                            (1,461,014)                     -
   Notes payable                                                         -             (9,556,621)
                                                       ---------------------------------------------

                                                         $     314,335,455      $     343,717,923
                                                       =============================================

                                                                                   YEAR ENDED
                                                                                  DECEMBER 30,
                                                                                      1999
                                                                              ----------------------
Changes in net assets:
   Contributions                                                                 $     13,505,582
   Interest and dividends                                                               8,169,703
   Net appreciation in fair value of investments
                                                                                       11,409,067
   Distributions to participants                                                      (57,942,613)
   Interest expense                                                                      (206,636)
   Net transfers to participant
     directed funds                                                                    (4,317,571)
                                                                              ----------------------

  NET DEDUCTIONS                                                                $     (29,382,468)
                                                                              ======================

              Eaton Corporation Share Purchase and Investment Plan

E. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

An Employee Stock Ownership Plan (ESOP), established to prefund a portion of anticipated Company contributions to the Plan, is contained within the Eaton Common Shares Fund. The ESOP was funded by proceeds from bank notes.

The Plan is obligated to pay all principal and interest on the notes and all other monetary obligations using Company contributions made to the Plan for that purpose and dividends on the unallocated Eaton Common Shares acquired with the bank note proceeds.

At December 30, 1998, the ESOP notes payable to banks and insurance companies bore interest at a fixed rate of 7.2% as to $2.3 million of notes payable, a fixed interest rate of 7.7% per annum as to $5 million of notes payable, and a floating rate (4.3%) based on LIBOR as to $2.2 million of notes payable. The Plan entered into interest rate swaps that effectively converted the $5 million of notes payable to a combination of new fixed rates (6.85% for $3.0 million and 7.1% for $1.4 million) and a floating rate (5.4% for $.6 million) based on LIBOR. The Plan also entered into an interest rate swap which effectively converts the $2.3 million of fixed rate notes payable to a floating rate (4.5%) based on LIBOR. The interest rate differential to be received or paid was determined quarterly and recognized as an adjustment to interest expense. The notes payable were paid in full by December 30, 1999.

Unallocated Eaton Common Shares acquired by the ESOP are held in a suspense account and are pledged as security for the notes. These Common Shares are released from the suspense account and allocated to the participants' accounts based on the market value at the time of allocation on a monthly basis in an amount equal to the Company contributions for the period. There were no unallocated Eaton Common Shares at December 30, 1999 ($14,950,465 at December 30, 1998).

              Eaton Corporation Share Purchase and Investment Plan

F. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 2, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

G. NET TRANSFERS TO THE PLAN

Effective January 1, 1999, all participants of the GT Products 401(k) Plan became eligible for the Plan. Effective September 1, 1999, the GT Products 401(k) Plan was merged with the Plan and total assets of approximately $9.2 million were transferred to the Plan. During the fourth quarter of 1999, assets of approximately $1.8 million were transferred from the Plan in connection with Eaton's sale of the Engineered Fasteners Division.

H. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

              Eaton Corporation Share Purchase and Investment Plan

                         EIN 34-0196300 Plan Number 055

      Form 5500 Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 30, 1999


                                             Description of Investment
                                              Including Maturity Date,
       Identity of Issue, Borrower          Rate of Interest, Collateral,
            or Similar Party                    Par or Maturity Value                Cost            Current Value
------------------------------------------------------------------------------------------------------------------------

Guaranteed Investment Contracts:
   New York Life Insurance Co.                    6.25% due 12/31/99            $        449,619     $        449,619
                                                                             -------------------------------------------
                                                                                         449,619              449,619
Corporate Debt Instruments:
   American General Finance Corp.                 5.875% due 7/01/00                   1,006,450              996,480
   AT&T Corp.                                      6.50% due 9/15/02                     996,780              993,750
   Associates Corp.                               6.00% due 12/01/02                   4,997,650            4,871,600
   Bank One Corp.                                  6.40% due 8/01/02                   2,297,516            2,263,752
   Capital Equipment                               6.28% due 6/15/00                   1,088,866            1,100,212
   Capital Auto                                    6.06% due 6/15/02                   2,099,672            2,095,078
   Citigroup Inc.                                  5.80% due 3/15/04                   6,393,526            6,114,820
   E.I. Dupont                                     6.50% due 9/01/02                   1,993,600            1,987,220
   Electronic Data Systems                        6.85% due 10/15/04                     249,748              247,128
   Fingerhut Master Trust                          6.23% due 2/15/07                   4,998,576            4,912,500
   Ford Motor Credit Corp.                        6.125% due 4/28/03                   3,992,360            3,888,480
   General Electric                                6.33% due 9/17/01                     565,000              561,808
   General Electric                               6.52% due 10/08/02                     435,000              430,815
   General Electric                               5.50% due 11/01/01                   2,486,413            2,449,514
   General Motors                                 5.75% due 11/10/03                   1,264,800            1,192,875
   McKesson Corp.                                  6.60% due 3/01/00                   1,999,400            2,000,760
   Merrill Lynch & Co. Inc.                        6.00% due 1/15/01                     642,850              645,151
   Morgan Stanley Dean Witter                     7.125% due 1/15/03                     499,890              499,790
   Nationsbank Corp.                               5.75% due 3/15/01                   4,983,200            4,939,200
   Norwest Auto Trust                              6.10% due 3/15/01                   2,809,836            2,810,578
   Premier Auto                                   6.75% due 11/06/00                   1,028,997            1,032,377
   Premier Auto                                    6.35% due 4/06/02                     349,560              349,888
   Premier Auto                                    5.07% due 7/08/02                   1,999,992            1,974,360
   Salomon Smith Barney                           5.875% due 2/01/01                     500,385              495,285
   TCI Communications Inc.                        6.375% due 5/01/03                     495,635              491,880
   Toyota Auto                                     6.45% due 4/15/02                     375,149              374,782
   USAA Auto                                       6.00% due 5/15/04                   1,113,709            1,108,638
   WalMart Stores                                  6.55% due 8/10/04                   1,298,037            1,280,552
   WorldCom                                       6.125% due 8/15/01                     423,453              420,623
                                                                             -------------------------------------------
                                                                                      53,386,050           52,529,896

              Eaton Corporation Share Purchase and Investment Plan

                  Form 5500 Line 27(a)--Schedule of Assets Held
                       for Investment Purposes--Continued


                                            Description of Investment
                                             Including Maturity Date,
       Identity of Issue, Borrower          Rate of Interest, Collateral,
            or Similar Party                    Par or Maturity Value                Cost            Current Value
------------------------------------------------------------------------------------------------------------------------

U.S. Government Securities:
   U.S. Treasury Notes                            5.25% due 1/31/01                    9,325,156              9,173,410
   U.S. Treasury Notes                            5.75% due 4/30/03                    3,989,688              3,934,360
   U.S. Treasury Notes                            5.25% due 8/15/03                    1,510,664              1,449,135
   U.S. Treasury Notes                            4.75% due 2/15/04                    1,043,930                992,575
   U.S. Treasury Notes                           4.875% due 3/31/01                    1,979,375              1,970,320
   U.S. Treasury Notes                           6.375% due 8/15/02                    7,582,124              7,457,566
   U.S. Treasury Notes                           5.625% due 5/15/01                    3,396,148              3,376,608
   U.S. Treasury Notes                          4.625% due 11/30/00                    8,187,070              8,132,063
   Federal Home Loan Banks                        6.00% due 8/15/02                      993,620                986,410
   Federal Home Loan Banks                       5.28% due 12/10/03                    5,000,000              4,738,300
   Federal Home Loan Banks                       4.99% due 12/24/01                    2,996,719              2,910,480
   Fannie Mae                                    5.25% due 12/20/01                    3,447,982              3,373,497
   Fannie Mae                                     6.50% due 8/15/04                      997,572                989,530
   Fannie Mae                                     5.10% due 9/25/00                    3,999,320              3,967,480
   Fannie Mae                                     6.20% due 5/22/03                    5,017,188              4,875,800
   Fannie Mae                                    4.84% due 11/27/00                    4,991,406              4,935,950
   Fannie Mae                                    5.12% due  5/12/00                    1,000,000                994,530
                                                                             -------------------------------------------
                                                                                      65,457,962             64,258,014
Interest in Registered Investment
   Companies:
     Oppenheimer Value Equity Fund                 1,015,614 shares                   10,590,816             10,833,550
     Vanguard Windsor Fund                         7,002,234 shares                  106,573,351            105,453,648
     Vanguard Wellesley Fund                       1,490,358 shares                   31,253,119             28,137,961
     Fidelity Contra Fund                          2,446,378 shares                  119,828,216            145,901,976
     Templeton Foreign Fund                        2,881,189 shares                   28,357,908             32,240,505
     Vanguard Institutional Index Fund               912,904 shares                   99,323,003            121,945,681
                                                                             -------------------------------------------
                                                                                     395,926,413            444,513,321

              Eaton Corporation Share Purchase and Investment Plan

                  Form 5500 Line 27(a)--Schedule of Assets Held
                       for Investment Purposes--Continued


                                                 Description of Investment
                                                 Including Maturity Date,
       Identity of Issue, Borrower             Rate of Interest, Collateral,
            or Similar Party                       Par or Maturity Value                  Cost             Current Value
-------------------------------------------------------------------------------------------------------------------------------
Key Trust Company of Ohio, N.A.:
   Employee Benefits Money Market Fund*
                                                     37,967,725 units                      37,967,725             37,967,724

Common Stock:
   Eaton Corporation                                 7,568,238 shares                     353,921,325            540,182,986

Participant notes receivable*                 8.75-9.50%, variable maturities                                     29,615,919
                                                                                                       ------------------------

TOTAL INVESTMENTS                                                                                        $     1,169,517,479
                                                                                                       ========================


*Indicates party-in-interest to the Plan.

              Eaton Corporation Share Purchase and Investment Plan

                         EIN 34-0196300 Plan Number 055


            Form 5500 Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 30, 1999


             Identity of Party                      Description             Purchase
                 Involved                            of Assets               Price             Selling Price        Cost of Asset
-----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Key Trust Company of Ohio, N.A.*               Employee Benefits        $     410,430,310                             $410,430,310
                                                Money Market Fund                                $399,888,986          399,888,986


Fidelity ContraFund                            Mutual Fund                     66,699,440                               66,699,440
                                                                                                   16,969,494           13,089,674

Eaton Corporation*                             Eaton Corporation               90,388,592                               90,388,592
                                                Common Stock                                      121,364,650           71,870,750

                                                 Current Value
             Identity of Party                    of Asset on          Net Gain
                 Involved                      Transaction Date        or (Loss)
--------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Key Trust Company of Ohio, N.A.*
                                                 $410,430,310
                                                  399,888,986           $           -

Fidelity ContraFund                                66,699,440
                                                   16,969,494               3,879,820

Eaton Corporation*                                 90,388,592
                                                  121,364,650              49,493,900


There were no category (i), (ii) or (iv) reportable transactions during the year ended December 30, 1999.

*  Indicates party-in-interest to the Plan.